Exhibit 2.3

Amendment No. 2 to Acquisition Agreement Dated February 3, 2005

This Amendment No. 2 further amends the Acquisition Agreement (the “Agreement”) between Intelligent Energy Holdings Plc (the “Company”) and Dickie Walker Marine, Inc. (“Parent”) dated February 3, 2005, pursuant to Section 8.3 of the Agreement. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

Subsection 1.1(b) is hereby deleted in its entirety and replaced with the following:

(b) Each holder of Share(s) shall be entitled to receive 0.229 of a share of Parent Common Stock for each Share held (the “Exchange Ratio”), after giving effect to a one (1) for seven (7) reverse split of Parent Common Stock (the “Parent Reverse Stock Split”); provided, however, that the maximum number of shares of Parent Common Stock to be issued by Parent (x) pursuant to the Offer and (y) in connection with the Compulsory Acquisition contemplated by Section 5.6 hereof, to the extent applicable, and (z) upon exercise (whenever exercised) of the options to acquire Parent Common Stock received in exchange for Company Options (as defined below) pursuant to the Option Offer (as defined below), is 18,698,433 (the “Total Share Consideration”). However, to the extent that the Company engages in any financing transaction or strategic acquisition or creates a new stock option plan for its employees prior to or concurrent with Closing, pursuant to Section 4.1 below, Company shareholders and Parent stockholders shall share in any resulting dilution proportionately.

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment to the Agreement as of July 8, 2005.

INTELLIGENT ENERGY HOLDINGS PLC		DICKIE WALKER MARINE, INC.

By:	/s/ Harry Bradbury	By:	/s/ Gerald Montiel
	Dr. Harry Bradbury		Gerald Montiel
	Chief Executive Officer		President and Chief Executive Officer